Mail Stop 4561

      May 27, 2005



Bruce A. Provo
Chief Executive Officer
Divall Insured Income Properties 2 Limited Partnership
1100 Main Street, Suite 1830
Kansas City, Missouri  64105

      Re:	Divall Insured Income Properties 2 Limited Partnership
      Form 10-K for the fiscal year ended December 31, 2004
      Filed March 4, 2005
      	File No. 0-17686

Dear Mr. Provo:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Other Investment in Properties Information, page 22
1. We note your disclosure that the owners of the Panda Buffet have an option to purchase the property that they are currently leasing from you at a price that is in excess of the original cost of the property less accumulated depreciation. Please advise us and disclose in future filings the terms of the purchase option in accordance with paragraph 16 of SFAS 13. Additionally, please clarify for us your considerations in determining that the Panda Buffet lease should be classified as an operating lease with respect to whether or not the lease contained a bargain purchase option. Reference is made to paragraph 5(d) of SFAS 13.

Financial Statements

Leases, page 47
2. The staff believes that the financial statements of properties leased to single tenants on a long term basis under triple net leases whose carrying values exceed 20% of the registrant`s total assets are relevant to the investor. Since the properties leased to WenCoast restaurants appears to exceed 20% of the registrant`s total assets and are leased to a single tenant under a triple net lease, please amend to provide audited financial statements of the properties or audited financial statements of the tenant, whichever is more relevant. Refer to SAB 71 by analogy.

Exhibit 31.1
3. Please amend certification paragraphs 4 and 5 of Exhibit 31.1 for consistency with Item 601 of Regulation S-K.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Bruce A. Provo
Divall Insured Income Properties 2 Limited Partnership
May 27, 2005
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